FORM 6-K

                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                  REPORT OF FOREIGN PRIVATE ISSUER
                PURSUANT TO RULE 13a-16 or 15d-16 OF
                 THE SECURITIES EXCHANGE ACT OF 1934
                        FOR June 3, 2008

                DYNAMOTIVE ENERGY SYSTEMS CORPORATION
        (Exact name of Registrant as specified in its charter)

                           -----------------


                     Suite 230-1700 West 75th Avenue
                             Vancouver, BC
                            Canada V6P 6G2
                            (604) 267-6000
                (Address of principal executive offices)

                           -----------------

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                        FORM 20-F  X    FORM 40-F
                                  ---             ---
     [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
                   Securities Exchange Act of 1934.]

                              YES         NO  X
                                  ---        ---

    [If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                FORM  51-102F3

                           MATERIAL CHANGE REPORT

Item 1   Name and Address of Company
         ---------------------------

         DynaMotive Energy Systems Corporation (the "Issuer")
         230-1700 West 75th Avenue
         Vancouver, BC V6P 6G2

         Tel. (604) 267-6013

Item 2   Date of Material Change
         -----------------------

         June 2, 2008

Item 3   News Release
         ------------

         Issued June 2, 2008 and disseminated via Business Wire.

Item 4   Summary of Material Change
         --------------------------

VANCOUVER, BC, June 2, 2008 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, today reported its first quarter 2008 results.

For the three months ended March 31, 2008, the company reported a loss of $1.4 million or $0.01 per share, compared with a loss of $3.2 million or $0.02 a share for the same period a year earlier. When stock-based compensation is excluded, Dynamotive's Q1 2008 net loss was $0.8 million, compared with $2.4 million during 2007. (All figures are in US dollars.)

The lower loss for the quarter is due mainly to the recognition of $500,000 of license revenue from a contract in place since 2006, lower research and development expense and stock based compensation, partially offset by increased activity levels in the Company's US and Argentine offices. Also included is a reversal in the quarter of certain compensation costs of $1.1 million previously accrued and expensed in fiscal 2007 and which reversal resulted from a voluntary surrender of certain compensation entitlements by senior management.

During the quarter, Dynamotive continued commissioning of a state-of-the-art, modular 200-tonnes-per-day intermediate grade BioOil(R) plant in Guelph Ontario and completed the upgrade in West Lorne, Ontario. This upgrade expands the West Lorne plants capacity to 130 tonnes per day.


Item 5   Full Description of Material Change
         -----------------------------------

5.1 Full Description of Material Change

VANCOUVER, BC, June 2, 2008 - Dynamotive Energy Systems Corporation (OTCBB: DYMTF), a leader in biomass-to-biofuel technology, today reported its first quarter 2008 results.

For the three months ended March 31, 2008, the company reported a loss of $1.4 million or $0.01 per share, compared with a loss of $3.2 million or $0.02 a share for the same period a year earlier. When stock-based compensation is excluded, Dynamotive's Q1 2008 net loss was $0.8 million, compared with $2.4 million during 2007. (All figures are in US dollars.)

The lower loss for the quarter is due mainly to the recognition of $500,000 of license revenue from a contract in place since 2006, lower research and development expense and stock based compensation, partially offset by increased activity levels in the Company's US and Argentine offices. Also included is a reversal in the quarter of certain compensation costs of $1.1 million previously accrued and expensed in fiscal 2007 and which reversal resulted from a voluntary surrender of certain compensation entitlements by senior management.

During the quarter, Dynamotive continued commissioning of a state-of-the-art, modular 200-tonnes-per-day intermediate grade BioOil(R) plant in Guelph Ontario and completed the upgrade in West Lorne, Ontario. This upgrade expands the West Lorne plants capacity to 130 tonnes per day.

President and CEO, Andrew Kingston, said: "During the first quarter of 2008, we made significant advances at our Guelph and West Lorne plants though we continue to deal with various start up issues as we push to higher capacity levels and longer production runs. We suffered a set back at West Lorne in early April with a small fire, but that damage is being repaired and the plant will be back on line shortly. We have also continued to develop our US and South American projects and will continue to report substantive developments as they occur."


Dynamotive highlights in the First Quarter of 2008.

-Completion and advanced commissioning at Guelph.

-Initial production from the upgraded West Lorne plant.

-Dynamotive completes feedstock supply and other contracts in US
(Missouri) and Argentina (Corrientes) in support of project developments.

-Signed a cooperation agreement in Taiwan to potentially develop BioOil plants in the Greater China area

-Advancing additional project opportunities in Europe, Australia, Southeast Asia and elsewhere.








Summary financial results are presented as follows:
---------------------------------------------------

                         Consolidated Statements of Loss
                       (expressed in 000's of U.S. Dollars)

                                              Three Months Ended
                                                   March 31,
                                                  2008       2007
                                                  $          $
---------------------------------------------------------------------------
REVENUE

License Revenue                                   500         -

EXPENSES

Marketing and business development                319        346

Research and development                          231        894

General and administrative                      2,453      2,094

Depreciation and Amortization                      37         30

Interest expense                                   18         -

Exchange (gain) loss                               14        (17)
---------------------------------------------------------------------------
Total expenses                                  3,072      3,347
---------------------------------------------------------------------------

Gain on reduction of bonus
        and vacation accruals                   1,138          -

Other (income) and expenses                         1         79
---------------------------------------------------------------------------
Loss before non-controlling interest            1,433      3,268

Non-controlling interest                            -        (29)
---------------------------------------------------------------------------
Net Loss for the Period                         1,433      3,239
===========================================================================

Weighted average number of common shares
outstanding (in thousands)                    208,009    177,602

Loss per Common share
  for the period                                $0.01      $0.02



5.2  Disclosure for Restructuring Transactions

     N/A


Item 6   Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
         ------------------------------------------------------------------

         Not applicable

Item 7   Omitted Information
         -------------------

         Not applicable

Item 8   Executive Officer
         -----------------

         Contact:     Andrew Kingston, President & CEO
         Telephone:  (604) 267-6013

Item 9   Date of Report
         --------------

         June 2, 2008

       DYNAMOTIVE ENERGY SYSTEMS CORPORATION



                   (signed)   "Andrew Kingston"
                               ----------------
                               Andrew Kingston
                               President & CEO

    DYNAMOTIVE ENERGY SYSTEMS CORPORATION      News Release: June 2, 2008

              DYNAMOTIVE REPORTS 1st QUARTER 2008 RESULTS

VANCOUVER, BC, June 2, 2008 - Dynamotive Energy Systems Corporation (OTCBB:
DYMTF), a leader in biomass-to-biofuel technology, today reported its first quarter 2008 results.

For the three months ended March 31, 2008, the company reported a loss of $1.4 million or $0.01 per share, compared with a loss of $3.2 million or $0.02 a share for the same period a year earlier. When stock-based compensation is excluded, Dynamotive's Q1 2008 net loss was $0.8 million, compared with $2.4 million during 2007. (All figures are in US dollars.)

The lower loss for the quarter is due mainly to the recognition of $500,000 of license revenue from a contract in place since 2006, lower research and development expense and stock based compensation, partially offset by increased activity levels in the Company's US and Argentine offices. Also included is a reversal in the quarter of certain compensation costs of $1.1 million previously accrued and expensed in fiscal 2007 and which reversal resulted from a voluntary surrender of certain compensation entitlements by senior management.

During the quarter, Dynamotive continued commissioning of a state-of-the-art, modular 200-tonnes-per-day intermediate grade BioOil(R) plant in Guelph Ontario and completed the upgrade in West Lorne, Ontario. This upgrade expands the West Lorne plants capacity to 130 tonnes per day.

President and CEO, Andrew Kingston, said: "During the first quarter of 2008, we made significant advances at our Guelph and West Lorne plants though we continue to deal with various start up issues as we push to higher capacity levels and longer production runs. We suffered a set back at West Lorne in early April with a small fire, but that damage is being repaired and the plant will be back on line shortly. We have also continued to develop our US and South American projects and will continue to report substantive developments as they occur."

Dynamotive highlights in the First Quarter of 2008.

-Completion and advanced commissioning at Guelph.

-Initial production from the upgraded West Lorne plant.

-Dynamotive completes feedstock supply and other contracts in US (Missouri) and Argentina (Corrientes) in support of project developments.

-Signed a cooperation agreement in Taiwan to potentially develop BioOil plants in the Greater China area

-Advancing additional project opportunities in Europe, Australia, Southeast Asia and elsewhere.





Summary financial results are presented as follows:
---------------------------------------------------

                         Consolidated Statements of Loss
                       (expressed in 000's of U.S. Dollars)

                                              Three Months Ended
                                                   March 31,
                                                  2008       2007
                                                  $          $
---------------------------------------------------------------------------
REVENUE

License Revenue                                   500         -

EXPENSES

Marketing and business development                319        346

Research and development                          231        894

General and administrative                      2,453      2,094

Depreciation and Amortization                      37         30

Interest expense                                   18         -

Exchange (gain) loss                               14        (17)
---------------------------------------------------------------------------
Total expenses                                  3,072      3,347
---------------------------------------------------------------------------

Gain on reduction of bonus
        and vacation accruals                   1,138          -

Other (income) and expenses                         1         79
---------------------------------------------------------------------------
Loss before non-controlling interest            1,433      3,268

Non-controlling interest                            -        (29)
---------------------------------------------------------------------------
Net Loss for the Period                         1,433      3,239
===========================================================================

Weighted average number of common shares
outstanding (in thousands)                    208,009    177,602

Loss per Common share
  for the period                                $0.01      $0.02



About Dynamotive

Dynamotive Energy Systems Corporation is an energy solutions provider headquartered in Vancouver, Canada, with offices in the USA, UK and Argentina. Its carbon/greenhouse gas neutral fast pyrolysis technology uses medium temperatures and oxygen-less conditions to turn dry, waste cellulosic biomass into BioOil for power and heat generation. BioOil can be further converted into vehicle fuels and chemicals. Photographs of the Guelph and West Lorne plants may be seen on the company's website. www.dynamotive.com


About BioOil(R) Biofuel

BioOil(R) is an industrial fuel produced from cellulose waste material. When combusted it produces substantially less smog-precursor nitrogen oxides ('NOx') emissions than conventional oil as well as little or no sulfur oxide gases ('SOx'), which are a prime cause of acid rain. BioOil(R) and BioOil PlusTM are price-competitive replacements for heating oils #2 and #6 that are widely used in industrial boilers and furnaces. They have been EcoLogo certified, having met stringent environmental criteria for industrial fuels as measured by Environment Canada's Environmental Choice Program. BioOil(R) can be produced from a variety of residue cellulosic biomass resources and is not dependent on food-crop production.


Contacts:

Brian Richardson, Chief Financial Officer, 604-267-6004
Nathan Neumer, Director of Communications, 604-267-6042
Switchboard (604) 267-6000
Toll Free (North America) 1-877-863-2268
Fax (604) 267-6005

Email: info@dynamotive.com
Website: www.dynamotive.com

Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; including the anticipation of future plant start-ups, partnerships, consortiums, teaming agreements, government assistance, other anticipated cash receipts, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements". Forward-looking statements are by their nature subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, changes in energy prices, availability of capital, and the company's ability to access capital on acceptable terms or any terms at all, changes and delays in project development plans and schedules, customer and partner acceptance of new projects, changes in input pricing, competing alternative energy technologies, government policies and general economic conditions. These risks are generally outlined in the company's disclosure filings with the Securities and Exchange Commission.